Exhibit 11

American Safety Insurance Holdings, Ltd. and Subsidiaries

Computation of Earnings Per Share

(Dollars in thousands except per-share data)

	Three Months Ended March 31,
	2012	2011
Basic:
Earnings available to common shareholders	$4,056	$7,901

Weighted average common shares outstanding	10,220,700	10,444,325

Basic earnings per common share	$0.40	$0.76

Diluted:
Earnings available to common Shareholders	$4,056	$7,901

Weighted average common shares
Outstanding	10,220,700	10,444,325
Weighted average common shares equivalents associated with options and restricted stock	313,032	343,792

Total weighted average common shares for diluted purposes	10,533,732	10,788,117

Diluted earnings per common Share	$0.39	$0.73